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                          November 18, 2020

       Xuezhu Wang
       Chief Executive Officer
       Happiness Biotech Group Limited
       No. 11, Dongjiao East Road
       Shuangxi, Shunchang, Nanping City
       Fujian Province, P.R.C., 353000

                                                        Re: Happiness Biotech
Group Limited
                                                            Registration
Statement on Form F-3
                                                            Filed November 12,
2020
                                                            File No. 333-250026

       Dear Mr. Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joan Wu, Esq.